Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dollar Tree, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Dollar Tree, Inc. Omnibus Incentive Plan of our reports dated March 17, 2011, with respect to the consolidated balance sheets of Dollar Tree, Inc. and subsidiaries as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended January 29, 2011, and the effectiveness of internal control over financial reporting as of January 29, 2011, which reports appears in the January 29, 2011 annual report on Form 10-K of Dollar Tree, Inc.

/s/ KPMG LLP

Norfolk, Virginia
June 24, 2011

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